UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                                 MascoTech, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   574670 10 5
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                                 (CUSIP Number)

                                 John R. Leekley
                    Senior Vice President and General Counsel
                                Masco Corporation
                      21001 Van Born Road, Taylor, MI 48180
                                 (313) 274-7400
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 28, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


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CUSIP No.

          574670 10 5
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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          MASCO CORPORATION                            38-1794485
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b)

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3         SEC USE ONLY


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4         SOURCE OF FUNDS

                                 Not Applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                             7         SOLE VOTING POWER
       NUMBER OF                       2,492,248
       SHARES                ---------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY                           None
       EACH
       REPORTING             ---------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER
                                       2,492,248
                           -----------------------------------------------------

                             10        SHARED DISPOSITIVE POWER
                                           None

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,492,248

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.2% (subject to increase based on holders of outstanding restricted stock of the Issuer electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

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14        TYPE OF REPORTING PERSON
                                       CO

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     The information contained in this Amendment No. 10 supplements and amends the information contained in the following Items of Schedule 13D filed by Masco Corporation ("Masco") relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware corporation (the "Issuer"), as heretofore amended.

Item 4.  Purpose of the Transaction.

     The disposition of securities of the Issuer reflected on this schedule was consummated pursuant to, and in accordance with, the Recapitalization Agreement, as amended, and the Exchange and Voting Agreement, as amended, each referred to in and attached to the Amendment No. 9 to the Schedule 13D dated August 1, 2000, as Exhibit 99.c and Exhibit 99.d, respectively and described further in the Issuer's Definitive Proxy Statement and Schedule 13E-3, each filed with the Commission on October 26, 2000 and attached hereto as Exhibit 2 and exhibit 3, respectively (the "Recapitalization").

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Upon consummation of the Recapitalization on November 28, 2000, Masco beneficially owned 2,492,248 shares of Common Stock of the Issuer, representing 7.2% of the outstanding Common Stock of MascoTech and all of which Masco has the sole power to vote and sole power to dispose. The foregoing percentage is based on 34,384,053 shares of Common Stock outstanding on November 28, 2000 after the Recapitalization, assuming vesting of all restricted stock awards and is subject to increase based on holders of outstanding restricted stock of the Issuer electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans. All other Common Stock owned immediately prior to the Recapitalization was canceled in accordance with the Recapitalization Agreement, in exchange for the merger consideration described therein.

     (c) During the sixty day period ended November 28, 2000, no transactions in the Common Stock occurred, other than as described in Item 4 hereto.

     (d)-(e) Not Applicable.

     Shares of Common Stock beneficially owned by Richard A. Manoogian, who is Masco's Chairman of the Board and Chief Executive Officer, are separately reported by Mr. Manoogian.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of the Issuer.

     On November 28, 2000, in connection with the Recapitalization, the Issuer, Heartland Industrial Partners (FF), L.P. ("HIPFF"), Heartland Industrial Partners (E1), L.P. ("HIPE1"), Heartland Industrial Partners (K1), L.P. ("HIPK1"), Heartland Industrial Partners (C1), L.P. ("HIPC1") and Heartland Industrial Partners, L.P. ("HIP" and, collectively with HIPFF, HIPE1, HIPK1 and HIPC1, the "Heartland Entities"), Credit Suisse First Boston Equity Partners, L.P. ("CSFB"), Masco, Richard Manoogian, various of their affiliates and other stockholders of MascoTech entered into a Shareholders Agreement ("Shareholders Agreement"). The following description of certain terms of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement.

     Election of Directors. The Shareholders Agreement provides that the parties will vote their shares of common stock in order to cause a majority

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of the board of directors to be designated by the Heartland Entities, one director to be designated by Masco and one director to be designated by CSFB, after consultation with the Heartland Entities.

     Transfers of Common Stock. Prior to the date the Issuer has consummated a public offering of Common Stock of at least $100.0 million (a "Qualifying Public Equity Offering"), the Shareholders Agreement restricts transfers of common stock except for transfers to permitted transferees, pursuant to the "right of first offer", "tag-along" or "drag-along" provisions described below or pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act.

     Right of First Offer. The Shareholders Agreement provides that prior to a Qualifying Public Equity Offering no stockholder may transfer any of its shares other than to a permitted transferee or pursuant to the "tag-along" and "drag-along" provisions unless such stockholder shall offer such shares to the Issuer. If the Issuer declines to purchase the shares, then the Heartland Entities have the right to purchase such shares.

     Tag-Along Rights and Drag-Along Rights. The Shareholders Agreement grants to the stockholders, subject to certain exceptions, in connection with a proposed transfer of Common Stock by the Heartland Entities, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders upon the same economic terms as are being offered to the Heartland Entities. These rights terminate upon a Qualifying Public Equity Offering. The Shareholders Agreement provides that when the Heartland Entities enter into a transaction resulting in a substantial change of control of the Issuer, the Heartland Entities have the right to require the other stockholders to sell a proportionate percentage of shares of Common Stock in such transaction as the Reporting Heartland Entities are selling and to otherwise vote in favor of the transactions effecting such substantial change of control. These rights terminate upon a Qualifying Public Equity Offering

     Preemptive Rights. Subject to certain exceptions, the Shareholders Agreement provides that if the Issuer or one of its subsidiaries issues, sells or grants rights to acquire for cash any shares of Common Stock or any other security convertible or exchangeable therefor ("Equity Interests"), then the Issuer will be obligated to offer certain stockholders and the Heartland Entities the right to purchase on the same terms and conditions of the sale, such amount of shares of Common Stock or such other Equity Security as would be necessary for such stockholders and the Heartland Entities to maintain their then current beneficial ownership interest in the Issuer. These rights terminate upon an initial public offering by the Issuer.

     Other Rights. The Shareholders Agreement provides the stockholders with piggy-back rights with customary terms and provides the Reporting Person, Richard Manoogian, CSFB and the Heartland Entities with demand registration rights. The Shareholders Agreement also provides that prior to a Qualifying Public Equity Offering the Issuer will consult with CSFB in respect of certain matters.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1. Shareholders Agreement dated as of November 28, 2000 by and among MascoTech, Inc., Masco Corporation, Richard Manoogian, Richard and Jane Manoogian Foundation, Heartland Industrial Partners (FF), L.P., Heartland Industrial Partners (E1), L.P., Heartland Industrial Partners (K1), L.P., Heartland Industrial Partners (C1), L.P. and Heartland Industrial Partners, L.P. LongPoint Capital Fund, L.P., LongPoint Capital Partners, L.L.C., CRM 1999 Enterprise Fund, L.L.C., Kleinwort Benson Holdings, Inc., 75 Wall Street Associates L.L.C., Metropolitan Life Insurance Company, First Union Capital Partners, L.L.C., GE Capital Equity Investments, Inc., Credit Suisse

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First Boston U.S. Executive Advisors, L.P., Credit Suisse First Boston Equity
Partners (Bermuda), L.P., Credit Suisse First Boston Equity Partners, L.P., EMA Partners Fund 2000, L.P., EMA Private Equity Fund 2000, L.P., Merchant Capital, Inc., BancBoston Capital Inc., and Private Equity Portfolio Fund II, L.L.C. Filed with the Commission on December 8, 2000 as an exhibit to Heartland Industrial Partners, L.P.'s Schedule 13D for MascoTech, Inc. dated the date hereof and incorporated herein.

     Exhibit 2. Definitive Proxy Statement of MascoTech, Inc. Filed with the Commission on October 26, 2000 and incorporated by reference herein.

     Exhibit 3. Schedule 13E-3 of MascoTech, Inc. Filed with the Commission on October 26, 2000 and incorporated by reference herein.




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Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 8, 2000

                                     MASCO CORPORATION



                                     By: /s/ John R. Leekley
                                         ---------------------------------------
                                         Name: John R. Leekley
                                         Title: Senior Vice President




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